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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   2  )*
                                           -----


                            Anaren Microwave, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   32744104
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 32744104                    13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BankAmerica Corporation


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          239,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          239,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      239,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------
  CUSIP NO.                             13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Bank of America NT&SA


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          239,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          239,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      239,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)     Name of Issuer:                     Anaren Microwave, Inc.

        (b)     Address of Issuer's                 6635 Kirkville Road
                Principal Executive Offices:        East Syracuse, NY  13057

Item 2  (a)     Names of Person Filing:             BankAmerica Corporation
                                                      ("BAC")
                                                    Bank of America NT&SA
                                                      ("BANTSA")

        (b)     Address of Principal                (For BAC and BANTSA)
                Business Offices:                   555 California Street
                                                    San Francisco, CA  94104

        (c)     Citizenship:                        BAC is organized under the
                                                    laws of Delaware. BANTSA is
                                                    a national banking
                                                    association organized under
                                                    the laws of the United
                                                    States.

        (d)     Title of Class of Securities:       Common Stock

        (e)     CUSIP Number:                       032744104

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a)  [ ]   Broker or Dealer registered under Section 15 of
                           the Act

                (b)  [X]   Bank as defined in Section 3(a)(6) of the Act

                (c)  [ ]   Insurance Company as defined in Section 3(a)(19)
                           of the Act)

                (d)  [ ]   Investment Company registered under Section 8 of
                           the Investment Company Act

                (e)  [ ]   Investment Adviser registered under Section 203
                           of the Investment Advisers Act of 1940

                (f)  [ ]   Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee Retirement
                           Income Security Act of 1974 or Endowment Fund; see
                           [s]240.13d-1(b)(1)(ii)(F)

                (g)  [X]   Parent Holding Company, in accordance with
                           [s]240.13d-1(b)(ii)(G) (Note:  See Item 7)

                (h)  [ ]   Group, in accordance with [s]240.13d-1(b)(1)(ii)(H)

 Item 4         Ownership*

                (a)  Amount Beneficially Owned:
                          BAC                                        239,000
                          BANTSA                                     239,000
                          BofA Capital Management, Inc.              134,050
                            ("BCM")**

                (b)  Percent  of Class:
                          BAC                                           4.6%
                          BANTSA                                        4.6%
                          BCM                                           2.6%

                (c)  Number of shares as to which such person has:

                     (i)   sole power to vote or direct the vote:
                               BAC                                         0
                               BANTSA                                      0
                               BCM                                         0

                     (ii)  shared power to vote or direct the vote:
                               BAC                                   239,000
                               BANTSA                                239,000
                               BCM                                   134,050

                     (iii) sole power to dispose or direct the
                           disposition of:
                               BAC                                         0
                               BANTSA                                      0
                               BCM                                         0

                     (iv)  shared power to dispose or direct the
                           disposition of:

---------------------
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

** BCM is not a filing party because it is less than a 5% beneficial owner of the Issuer's stock.

                               BAC                                   239,000
                               BANTSA                                239,000
                               BCM                                   134,050

Item 5  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

        See Item 2. BAC is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act. BCM is an investment adviser registered under the Investment Advisers Act of 1940. BANTSA is a wholly-owned subsidiary of BAC and BCM is a wholly-owned subsidiary of BANTSA.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable

Item 9  Notice of Dissolution of Group.

        Not Applicable.

Item 10 Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998



        BANKAMERICA CORPORATION*

        BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*


*By:    /s/ VENRICE R. PALMER

        Venrice R. Palmer
        Senior Counsel of
        Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT A
                                   ---------

                            Joint Filing Agreement
                            ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 1998

       BANKAMERICA CORPORATION*

       BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*





*By:   /s/ VENRICE R. PALMER

       Venrice R. Palmer
       Senior Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                        RESOLUTIONS - SIGNING AUTHORITY

Board of Directors                                   Adopted:  November 1, 1993
BankAmerica Corporation                           Last amended:  April 28, 1997


        GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)

        The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

        1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1

                the Chairman of the Board
                the Chief Executive Officer
                the President
                any Vice Chairman of the Board
                the President, Global Retail Bank
                the President, Global Wholesale Bank
                any Vice Chairman
                the Chief Financial Officer
                the Treasurer
                any Executive Vice President
                any Senior Vice President
                any Vice President
                the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2

                any Assistant Treasurer
                any Assistant Secretary
                any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below . . .

        2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.




Board of Directors                                               April 28, 1997
Bank of America NT&SA

                 GENERAL OPERATING RESOLUTION (Excerpts from)

        The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

        1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

        2. For the purposes of this resolution, "Officer" refers to a BofA officer holding one of the officer titles listed below, and "officer" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of
Officers:

                the Chief Executive Officer ("CEO")
                the Chairman of the Board
                the President
                any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") the President, Global Retail Bank the President, Global Wholesale Bank any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.     REGULATORY MATTERS
Action or Transaction                          Authorized Signer(s)

Execution of any document or other         Any one Officer at the level of
writings and any amendments,               VP or above, or any one attorney
withdrawals or terminations thereof        in the Legal or Tax Departments
for submission to or filing with           of BofA holding the officer title
any federal, state, local or               of Counsel or above.
foreign regulatory authorities.


Board of Directors                                      September 24, 1997
Bayview Holdings, Inc.

                 GENERAL OPERATING RESOLUTION (Excerpts from)


                4. This board authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.



Board of Directors                                      February 20, 1997
BankAmerica Ventures


                 GENERAL OPERATING RESOLUTION (Excerpts from)

4. The Board of Directors of BAV authorizes any officer of BAV, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of BAV for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

Board of Directors                                      February 20, 1997
BankAmerica International
  Investment Corporation


                 GENERAL OPERATING RESOLUTION (Excerpts from)

4. The Board of Directors of BAIIC authorizes any officer of BAIIC, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of BAIIC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.


Board of Directors                                      January 23, 1998
BofA Capital Management, Inc.


                       Resolution Re Regulatory Filings


              The Board of Directors of BofA Capital Management, Inc.
        authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer of attorney deems appropriate.

Board of Directors                                      September 25, 1997
Robertson Stephens Investment
Management Co.


                 General Operating Resolution (Excerpts from)

                4. This board authorizes any officer of the Corporation, or any attorney in the Legal Department of Bank of America NT&SA or BancAmerica Securities, Inc. with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of the Corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.




Board of Directors                                      September 30, 1997
BancAmerica Securities, Inc.
(renamed BancAmerica Robertson
Stephens on October 1, 1998)


                 GENERAL OPERATING RESOLUTION (Excerpts from)


        4. This board authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA or BancAmerica Securities, Inc. attorney with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

                               POWER OF ATTORNEY


        Each of the undersigned appoints Robert Greenwood, Terry Otton,
Paul Stephens, Christine Tonsfeldt, Dana Welch, and all individuals identified on Exhibit A hereto, with full power to each of them to act alone, as his or its true and lawful attorney-in-fact and agent to execute on his or its behalf all Schedules 13D and 13G and Forms 3, 4 and 5 and any amendments thereto, and any successor or supplemental forms that may be adopted by the Securities and Exchange Commission in the future, and to do anything in connection with preparation and filing of such documents as any such agent deems appropriate.


The Contrarian Fund
The Robertson Stephens Developing Countries Fund
The Robertson Stephens Diversified Growth Fund
The Robertson Stephens Global Low-Priced Stock Fund
The Robertson Stephens Global Natural Resources Fund
The Robertson Stephens Growth & Income Fund
The Information Age Fund
The Robertson Stephens MicroCap Growth Fund
The Robertson Stephens Partners Fund
The Robertson Stephens Value + Growth Fund
The Robertson Stephens Global Value Fund
The Robertson Stephens Black Bear Fund, L.P.
Crossover Investment Management LLC
Robertson Stephens Emerging Growth Partners, L.P.
Golden Bear Fund
Delta Growth Fund, L.P.
By:     Robertson, Stephens & Company Investment Management, L.P.
By:     Bayview Holdings, Inc.

Robertson, Stephens & Company Investment Management, L.P.
By:     Bayview Holdings, Inc.

The Robertson Stephens Emerging Growth Fund
        By:  RS Investment Management, Inc.
        By:  RS Regulated I, L.L.C.
        By:  Bayview Holdings, Inc.

RS Investment Management, Inc.
By:     RS Regulated I, L.L.C.
By:     Bayview Holdings, Inc.

Robertson Stephens & Co. Private Equity Group, L.L.C.
        By:     Bayview Holdings, Inc.

Bayview Investors, Ltd.
        By:     Robertson, Stephens & Company Private Equity Group, L.L.C.
        By:     Bayview Holdings, Inc.

Crossover Fund II
Crossover IIA
        By:  Crossover Investment Management, L.L.C.
        By:  Robertson, Stephens & Company Investment Management, L.L.C.
        By:  Bayview Holdings, Inc.

RS & Co. IV, L.P.
        By:     RS & Co. Venture Partners, IV, L.P.
        By:     Robertson, Stephens & Company Private Equity Group, L.L.C.
        By:     Bayview Holdings, Inc.

The Robertson Stephens Orphan Fund
        By:     Robertson, Stephens & Company Investment Management, L.P.
        By:     Bayview Holdings, Inc.

        By:     /s/ Dana Welch                                  October 14, 1997
                on behalf of Bayview Holdings, Inc.


The Robertson Stephens Black Bear Offshore Fund Limited


By:     /s/ Patrick Agernian                            October 14, 1997
        CFS Company Ltd.
        Orphan Offshore Fund, L.P.

The Robertson Stephens Orphan Offshore Fund, L.P.

By:     Patrick Agernian                                October 14, 1997
        Orphan Adminstrative General Partner, Ltd.
        General Partner

                                   Exhibit A


1.      The following officers of BankAmerica Corporation:

                        Chairman of the Board
                        Chief Executive Officer
                        President
                        Vice Chairman of the Board
                        President, Global Retail Bank
                        President, Global Wholesale Bank
                        Vice Chairman
                        Chief Financial Officer
                        Treasurer
                        Executive Vice President
                        Senior Vice President
                        Vice President
                        Secretary
                        Assistant Treasurer
                        Assistant Secretary
                        Assistant Vice President

2.      Any member of the Legal Department of Bank of America National
Trust & Savings Association or BancAmerica Robertson Stephens holding the title of counsel or a title senior thereto.

                               POWER OF ATTORNEY
                               -----------------


        The undersigned appoints the following individuals, with full power to each of them to act alone, as its true and lawful attorneys-in-fact and agents to execute on its behalf all Schedules 13D and 13G and Forms 3, 4 and 5 and any amendments thereto, and any successor or supplemental forms that may be adopted by the Securities and Exchange Commission in the future, and to do anything in connection with preparation and filing of such documents as any such agent deems appropriate.


        1.   The following officers of BankAmerica Corporation:

                Chairman of the Board
                Chief Executive Officer
                President
                Vice Chairman of the Board
                President, Global Retail Bank
                President, Global Wholesale Bank
                Vice Chairman
                Chief Financial Officer
                Treasurer
                Executive Vice President
                Senior Vice President
                Vice President
                Secretary
                Assistant Treasurer
                Assistant Secretary
                Assistant Vice President

        2. Any member of the Legal Department of Bank of America National Trust and Savings Association holding the title of counsel or a title senior thereto.



BA VENTURE PARTNERS, I


By:  /s/ JAMES D. MURPHY                                      December 9, 1997

     James D. Murphy, General Partner